SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VESTIN GROUP, INC.
(Name of Subject Company (Issuer))

MICHAEL V. SHUSTEK
(Name of Filing Persons (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)
8627281107
(CUSIP Number of Class of Securities)

Michael V. Shustek
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Hillel T. Cohn, Esq.
Morrison & Foerster LLP
555 West Fifth Street
Los Angeles, California 90013
(213) 892-5200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$1,360,832.25	$160.17

*	Estimated for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.0001, of Vestin Group, Inc. not beneficially owned by Mr. Shustek. Calculated by multiplying $2.85, the per share tender offer price, by 477,485, the number of currently outstanding shares of common stock of Vestin Group, Inc. not beneficially owned by Mr. Shustek. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004, equals 0.01177% of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:

Form or Registration No.:	Date filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (this “Schedule TO”) relates to the offer by Michael V. Shustek, the majority stockholder and the Chairman, Chief Executive Officer and President of Vestin Group, Inc., a Delaware corporation (the “Company”), to purchase any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of the Company not owned by Mr. Shustek, for $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 5, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Item 1. Summary Term Sheet.

     The information contained in the section “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and address. The name of the subject company is Vestin Group, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 8379 West Sunset Road, Las Vegas, Nevada 89113. The telephone number of the principal executive offices of the Company is (702) 227-0965. The information set forth under the caption “Certain Information Concerning the Company” in the Offer to Purchase is incorporated herein by reference.

     (b) Securities. This Schedule TO relates to Mr. Shustek’s offer to purchase any and all of the outstanding Shares not currently owned by Mr. Shustek. As of the close of business on March 25, 2005, there were 2,528,835 Shares outstanding, of which 477,485 Shares are not currently owned by Mr. Shustek.

     (c) Trading market and price. The information set forth under the caption “Price Range of Shares” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and address. This Schedule TO is filed by Mr. Shustek, the majority stockholder and the Chairman, Chief Executive Officer and President of the Company. Mr. Shustek’s business address is c/o Vestin Group, Inc., 8379 West Sunset Road, Las Vegas, Nevada 89113, and his business telephone number is (702) 227-0965.

     (b) Business and background of entities. Not applicable.

     (c) Business and background of natural persons. The information set forth in “Certain Information Concerning Mr. Shustek” in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; Special Factors; Terms of the Offer; Acceptance for Payment and Payment for Shares; Procedures for Accepting the Offer and Tendering Shares; Withdrawal Rights; Material United States Federal Income Tax Considerations; and Condition of the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Certain Information Concerning Mr. Shustek; and Background of the Offer; Past Contacts or Negotiations with the Company.

     (b) Significant corporate events. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Certain Information Concerning Mr. Shustek; and Background of the Offer; Past Contacts or Negotiations with the Company.

Item 6. Purpose of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Introduction; Special Factors; Purpose of the Offer; Plans for the Company; and Certain Effects of the Offer.

     (c) Plans. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Introduction; Special Factors; Purpose of the Offer; Plans for the Company; and Certain Effects of the Offer.

Item 7. Source and amount of Funds or other Consideration.

     (a) Source of funds. The information contained in the section “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

     (b) Conditions. The Offer is not subject to any financing condition.

     (d) Borrowed funds. Mr. Shustek does not intend to borrow any funds to pay for the tendered Shares.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities ownership. Mr. Shustek currently owns 2,051,350 Shares, representing approximately 81.1% of the issued and outstanding Shares. Mr. Shustek also owns warrants to acquire 1,250,000 Shares exercisable immediately at the following exercise prices: (i) 250,000 warrants are exercisable at $3.00 per Share; (ii) 500,000 warrants are exercisable at $2.03 per Share; and (iii) an additional 500,000 warrants are exercisable at $7.02 per Share. Mr. Shustek’s beneficial ownership exceeds 100% if calculated pursuant to Rule 13d-3 of the Exchange Act.

     (b) Securities transaction. No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of Mr. Shustek’s knowledge, by any executive officer, director or affiliate of the Company.

Item 9. Person/Assets, Retained, Employed Compensation or Used.

     (a) Solicitations or recommendations. The information set forth under the caption “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial information. The net worth and financial statements of Mr. Shustek are not material to the Offer because the Offer consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares.

     (b) Pro forma information. The net worth and financial statements of Mr. Shustek are not material to the Offer because the Offer consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares.

Item 11. Additional Information.

     (a) Agreements, regulatory requirements and legal proceedings. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Special Factors; Certain Effects of the Offer; Certain Legal Matters; Regulatory Approvals; and Miscellaneous.

     (b) Other material information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 5, 2005

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release issued by the Company on March 25, 2005 (filed with the SEC on Form 8-K on March 25, 2005, and incorporated herein by reference)

(b)	Not applicable

(c)	Fair Value Determination of Vestin Group, Inc., dated March 21, 2005, prepared by Houlihan Valuation Advisors (attached as Annex A to the Offer to Purchase and incorporated herein by reference)

(d)(1)	Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc., dated December 30, 2002 (previously filed with the SEC by Mr. Shustek as Exhibit B to Amendment No. 1 to Schedule 13D, filed February 9, 2004 (the “Schedule 13D/A”), and incorporated herein by reference)

(d)(2)	Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K. Baldwin dated August 25, 2003 (previously filed with the SEC by Mr. Shustek as Exhibit C to the Schedule 13D/A and incorporated herein by reference)

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

     The information set forth in this Item 13 includes information required by Schedule 13E-3 that is not required by Schedule TO and described in response to the Schedule TO items above.

     SCHEDULE 13E-3, ITEM 2. Subject Company Information.

     (d) Dividends. The information set forth under the caption “Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.

     (e) Prior public offerings. Not applicable.

     (f) Prior stock purchases. Mr. Shustek purchased 91,350 Shares in the second quarter of 2004 with a purchase price of $2.30 per Share on a pre-split basis. Mr. Shustek has made no other purchases of the Company’s stock in the past two years.

     SCHEDULE 13E-3, ITEM 4. Terms of the transaction.

     (c) Different Terms. No holder of Shares will be treated in the Offer differently from any other holder of Shares.

     (d) Appraisal rights. The information set forth under the caption “Purpose of the Offer; Plans for the Company — Appraisal Rights” in the Offer to Purchase is incorporated herein by reference.

     (e) Provisions for unaffiliated securities holders. None.

     (f) Eligibility for listing or trading. Not applicable.

     SCHEDULE 13E-3, ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

     (c) Negotiations or contacts. The information set forth under the caption “Background of the Offer; Past Contracts or Negotiations with the Company” in the Offer to Purchase is incorporated herein by reference.

     (e) Agreements involving the subject company’s securities. The information set forth under the caption “Certain Information Concerning Mr. Shustek” in the Offer to Purchase is incorporated herein by reference.

     SCHEDULE 13E-3, ITEM 6. Purposes of the Transaction and Plans or Proposals.

     (b) Use of securities acquired. The information set forth under the captions “Special Factors” and “Purpose of the Offer; Plans for the Company — Purpose of the Offer” is incorporated herein by reference.

     (c)(8) Suspension of Reporting Obligations. The information set forth under the captions “Special Factors” and “Purpose of the Offer; Plans for the Company — Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

     SCHEDULE 13E-4, ITEM 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; Special Factors; and Purpose of the Offer; Plans for the Company.

     (b) Alternatives. The information set forth under the caption “Background of the Offer; Past Contacts or Negotiations with the Company” in the Offer to Purchase is incorporated herein by reference.

     (c) Reasons. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; Special Factors; and Purpose of the Offer; Plans for the Company.

     (d) Effects. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; Special Factors; Material United States Federal Income Tax Considerations; and Certain Effects of the Offer.

     SCHEDULE 13E-3, ITEM 8. Fairness of the Transaction.

     (a) Fairness. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; and Special Factors.

     (b) Factors considered in determining fairness. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference: Summary Term Sheet; Introduction; and Special Factors.

     (c) Approval of security holders. Approval of at least a majority of unaffiliated security holders is not required under Delaware law.

     (d) Unaffiliated Representative. A majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of directors. Approval of a majority of directors of the Company who are not employees is not required. A special committee of the Board of Directors, comprised solely of disinterested directors (the “Special Committee”), has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

     (f) Other offers. No firm offer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A has been received by the Company.

     SCHEDULE 13E-3, ITEM 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Report, opinion or appraisal. The Special Committee and Mr. Shustek have received and reviewed a written report, dated March 21, 2005 (the “Valuation Report”), prepared by Houlihan Valuation Advisors (“HVA”) regarding HVA’s opinion as to the fair value of the Shares. Prior to the preparation of the Valuation Report, no valuation or appraisal of the Company had been prepared for the past several years.

     (b) Preparer and summary of the report, opinion or appraisal. HVA was established in 1986 and has provided independent valuations for thousands of transactions. The firm has approximately 30 professional employees working in 10 offices across the country. The senior professional involved with the Valuation Report has conducted more than a thousand valuations in a 23 year career.

     HVA was initially engaged by the Company in February 2005 to prepare the Valuation Report. HVA has not had any prior business dealings with Mr. Shustek, the Company or any of their respective affiliates. HVA was first interviewed by the Special Committee in early 2004 when the Special Committee was considering hiring advisers to assist it in evaluating a possible offer from Mr. Shustek. At that time, the Special Committee interviewed several valuation firms but did not enter into any engagement agreement with HVA or any other valuation adviser. When Mr. Shustek indicated an interest in early 2005 in pursuing a tender offer, he advised the Special Committee that the Company had engaged HVA to prepare a valuation report. The Special Committee met separately with a representative of HVA and determined that they were satisfied HVA had the requisite competence and independence to prepare the Valuation Report. HVA’s fees are being paid by the Company; however, Mr. Shustek has agreed to reimburse such fees if for any reason he declines to proceed with the Offer.

     HVA undertook its assignment for the purpose of determining the fair value of the Shares in the context of an anticipated tender offer by Mr. Shustek. No limitations were placed on HVA’s analysis. HVA visited the Company’s headquarters, conducted due diligence interviews with Company management addressing historical performance as well as future prospects, reviewed SEC filings, reviewed audited financial statements for the five years ended December 31, 2004, reviewed internally prepared financial schedules, analyzed the outlook for the Company’s business sector as well as general economic conditions and conducted such other analyses and investigations as they deemed appropriate and consistent with accepted business valuation techniques. HVA concluded that the net realizable value for the Company’s assets fell below the going concern value of the Company and, accordingly, HVA did not utilize a net asset value approach. HVA also concluded that there were not comparable companies or transactions which would provide a meaningful guideline in valuing the Company. Therefore, HVA relied on a discounted cash flow analysis, adjusted to reflect risk factors specific to the Company.

     Based on the foregoing, HVA concluded that the low end of the per share value of the Shares is $2.35, the median value is $2.50 and the high end per share value is $2.70.

     (c) Availability of document. A copy of the Valuation Report is attached as Annex A to the Offer to Purchase.

     SCHEDULE 13E-3, ITEM 10. Sources and Amounts of Funds or Other Consideration.

     (c) Expenses. The information set forth under the caption “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

     SCHEDULE 13E-3, ITEM 12. Solicitation or Recommendation.

     (d) Intent to tender or vote in a going-private transaction. Mr. Shustek intends to solicit purchases from directors and executive officers who are stockholders. Any offers made to such persons will be on terms not more favorable than offers contemporaneously made to other stockholders. At this time, Mr. Shustek does not know if any directors or executive officers will agree to sell their Shares to him.

     (e) Recommendations of others. The Special Committee has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer. Please see the discussion set forth under the caption “Background of the Offer; Past Contacts or Negotiations with the Company” in the Offer to Purchase, incorporated herein by reference, for further details.

     SCHEDULE 13E-3, ITEM 13. Financial Information.

     (a) Financial information of the Company. The following financial information has been filed by the Company with the SEC and is incorporated herein by reference: (i) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the SEC on March 24, 2005; and (ii) Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2003, filed with the SEC on April 14, 2004, as amended on Form 10-KSB/A-2, filed with the SEC on August 4, 2004. The information set forth under the caption “Certain Information Concerning the Company — Summary Financial Information” in the Offer to Purchase also is incorporated herein by reference.

     (b) Pro forma financial information of the Company. The pro forma financial information of the Company is not material to this Offer.

     SCHEDULE 13E-3, ITEM 14. Persons/Assets Retained, Employed, Compensated or Used.

     (b) Employees and Corporate Assets. Other than administrative acts in order to transfer any purchased Shares and file any required Securities and Exchange Commission filings, such as a Form 4 or Schedule 13D, no officer, employee or corporate assets has been or will be employed or used in connection with the transactions.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 5	, 2005	/s/ MICHAEL V. SHUSTEK
MICHAEL V. SHUSTEK

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated April 5, 2005

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release issued by the Company on March 25, 2005 (filed on March 25, 2005 on Form 8-K and incorporated herein by reference)

(b)	Not applicable

(c)	Fair Value Determination of Vestin Group, Inc., dated March 21, 2005, prepared by Houlihan Valuation Advisors (attached as Annex A to the Offer to Purchase and incorporated herein by reference)

(d)(1)	Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc., dated December 30, 2002 (previously filed with the SEC by Mr. Shustek as Exhibit B to Amendment No. 1 to Schedule 13D, filed February 9, 2004 (the “Schedule 13D/A”), and incorporated herein by reference)

(d)(2)	Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K. Baldwin dated August 25, 2003 (previously filed with the SEC by Mr. Shustek as Exhibit C to the Schedule 13D/A and incorporated herein by reference)

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable